FOR IMMEDIATE RELEASE                            Company Contacts:
                                                 Barrett C. O'Donnell
                                                 Chairman of the Board
                                                 (770) 644-6700

                                                 R.   Bruce Dewey
                                                 CEO and President
                                                 (770) 644-6700


         Simione Central Holdings, Inc. Announces Nasdaq Status.
         -------------------------------------------------------

     Atlanta, GA (February 29, 2000) Simione Central Holdings, Inc. (NASDAQ:SCHI) announced today the status of its Nasdaq National Market listing. The Nasdaq Stock Market has notified the Company that it may delist Simione Common Stock from its National Market. The Company has appealed this decision to Nasdaq's Listings Hearings Panel. The Company's appeals hearing is currently scheduled for March 3, 2000.

     On January 5, 2000, the Company was notified by Nasdaq that it had failed to submit a proxy statement and hold an annual meeting for its fiscal year ended December 31, 1998 as required for continued listing on the Nasdaq National Market as set forth in Marketplace Rules 4460(e) and 4460(g). The Nasdaq Staff granted the Company an extension in writing until March 6, 2000 to file with the SEC and Nasdaq its definitive proxy statement for the fiscal year ended December 31, 1998 and to hold the stockholders' meeting within 30 days after the filing of the proxy statement. This would require a stockholders' meeting to be held no later than April 5, 2000. On February 9, 2000, the Company filed its definitive proxy statement with the SEC and Nasdaq, and it has scheduled a stockholders' meeting for March 7, 2000. This is within the extension period originally provided by the Nasdaq Staff.

     In addition, on January 6, 2000, Simione received a telephone call from Nasdaq expressing its belief that consummation of its proposed merger with MCS, Inc. will cause a change in control and change in financial structure of Simione, and thus will require Simione to submit a new initial listing application and to comply with the initial listing criteria for the Nasdaq National Market. Simione responded to Nasdaq by letter dated January 11, 2000 stating that Simione does not believe that the consummation of the merger should require Simione to comply with the Nasdaq National Market's initial listing criteria. On January 21, 2000, Simione received a letter from Nasdaq confirming its position that Simione must comply with the Nasdaq National Market's initial listing criteria, and on February 4, 2000 Simione submitted a letter to Nasdaq requesting a hearing to appeal this determination.

     The initial listing criteria for the Nasdaq National Market are more difficult to satisfy than its normal maintenance criteria. In general, to meet the Nasdaq National Market's initial listing requirements, a company must comply with one of three entry standards relating to its financial condition, results of operations and trading market for its securities. Simione is currently unable to meet the minimum bid price requirement of each applicable entry standard. In addition, Simione does not meet the net tangible assets and the public float requirements for the Nasdaq National Market entry standards. Therefore, if the Nasdaq Listings Hearings Panel determines that consummation of the MCS merger will require Simione to satisfy the initial listing criteria, Simione will be unable to do so, and consequently will be delisted from the Nasdaq National Market upon the consummation of the merger.





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     On February 16, the Staff  notified  the Company that Staff was  rescinding its above noted written extension for the 1998 proxy statement and stockholders' meeting requirements, thereby requiring the Company to address these issues at its hearing. An unfavorable decision could result in the immediate delisting of the Company's common stock from the Nasdaq National Market even before the consummation of the MCS merger.

     The Company has requested an oral hearing to appeal Nasdaq's decision. The hearing has been set for March 3, 2000. Until a decision is made by Nasdaq's Listings Hearings Department, the Company's common stock will remain listed on the National Market System of Nasdaq. If the Company is not successful in its appeal, its common stock would be eligible to trade on the OTC Bulletin Board, and the Company may try to list the common stock on Nasdaq's SmallCap Market or on another appropriate trading exchange or market. There can be no assurance as to when a decision will be reached by Nasdaq's Listings Hearings Panel or that such a decision will be favorable to the Company.

     Simione Central provides information systems, consulting and agency support services to hundreds of customers nationwide. Simione Central provides freestanding, hospital-based and multi-office home health care providers (including certified, private duty, staffing, HME, IV therapy and hospice) with complete information solutions that address all aspects of home care operations. With offices nationwide, the Company is headquartered in Atlanta.

Investors are urged to read the joint proxy statement/ prospectus related to the MCS/Simione merger that was filed with the United States Securities and Exchange Commission (SEC) on Form S-4, together with any amendments to it, as it contains important information. Matters dealing with the listing of Simione's stock and the proposed reverse stock split are discussed at pages 19 to 20 and pages 181 to 188 of the joint proxy statement/prospectus. Investors can obtain this and any other Simione documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by Simione on Forms 10-K, 10-Q and 8-K may be obtained for free from the Simione Corporate Secretary's office at (770) 644-6700.

Note regarding Private Securities Litigation Reform Act: Statements made in this press release which are not historical facts, including projections, statements of plans, objectives, expectations, or future economic performance, are forward looking statements that involve risks and uncertainties and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The merger is subject to several conditions, including regulatory and shareholder approval. No assurance can be given that the merger will be completed on a timely basis, if at all. In addition, Simione's future financial performance could differ significantly from that set forth herein, and from the expectations of management. Important factors that could cause the Simione's financial performance to differ materially from past results and from those expressed in any forward looking statements include, without limitation, variability in quarterly operating results, customer concentration, product acceptance, long sales cycles, long and varying delivery cycles, Simione's dependence on business partners, emerging technological standards, risks associated with acquisitions, risks associated with the Year 2000 problem and risk factors detailed from time to time in Simione's periodic reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.